UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        ENSTAR INCOME PROGRAM 1984-1, LP
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    293978102
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison/OHI Liquidity Investors, LLC

     13-7167955


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 2,458
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            2,458
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     2,458


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         2 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Liquidity Investors 110, LLC

     13-3959673


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 2,458
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            2,458
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     2,458


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         3 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Liquidity Investors 104, LLC

     13-4022656


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                     0
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power                0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person         0


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.0%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         4 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Avenue Investment Partners, LLC

     13-3959673


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                     0
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power                0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person            0


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.0%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.



                                                                         5 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Harmony Group II, LLC

     13-3959664


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 2,458
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            2,458
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        2,458


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         6 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     First Equity Realty, LLC

     13-3827931


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 2,458
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            2,458
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        2,458


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         7 of 12

CUSIP No. 293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Bryan E. Gordon


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 2,458
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            2,458
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        2,458


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.2%


12.  Type of Reporting Person (See Instructions)    IN






                                                                         8 of 12

CUSIP No.293978102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Ronald M. Dickerman


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 2,458
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            2,458
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        2,458


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.2%


12.  Type of Reporting Person (See Instructions)    IN



                                                                         9 of 12

Item 2.
        (a) Names of Persons Filing

        The names of the persons filing this Amendment No. 3 to Schedule 13G are Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company ("MOHI"); Madison Liquidity Investors 110, LLC, a Delaware limited liability company and a wholly owned subsidiary of MOHI; Madison Liquidity Investors 104, LLC, a Delaware limited liability company and a wholly owned subsidiary of MOHI ("MLI 104"); Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"); First Equity Realty, LLC, a New York limited liability company ("First Equity"); The Harmony Group II, LLC, a Delaware limited liability company ("Harmony Group"); Ronald M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP is the controlling person of various entities which are former nominee owners of, or the successors by merger to the assets of former nominee owners of the Units of Limited Partnership Interest (the "Units") of the Issuer. These nominees were Madison Liquidity Investors 100, LLC, a Delaware limited liability company; Madison/WP Value Fund IV, LLC, a Delaware limited liability company; Madison Liquidity Investors 103, LLC, a Delaware limited liability company; Madison/WP Value Fund V, LLC, a Delaware limited liability company; Madison Liquidity Investors 111, LLC, a Delaware limited liability company; and ISA Partnership Liquidity Investors, a Delaware general partnership.

        The controlling members of MOHI and MAIP are Harmony Group, of which Bryan E. Gordon is the Managing Member, and First Equity, of which Ronald M. Dickerman is the Managing Member. MOHI is the controlling member of MLI 110 and 104.
        The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

        (b) Address of Principal Business Office or, if none, Residence

        The business address of each of the Reporting Persons except First Equity and Mr. Dickerman is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

        (c) Citizenship

        See Item 2(A) above. Each of Mr. Dickerman and Mr. Gordon is a citizen of the United States of America.

        (d) Title of Class of Securities

            Units of limited partnership interests.

        (e) CUSIP Number

            293978102

Item 4.    Ownership.
           As of December 31, 2001, the Reporting Persons beneficially owned an aggregate of 2,458 Units. This represents beneficial ownership of approximately 8.2% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

           (i)   Sole power to vote or to direct the vote of 2,458 Units;


                                                                        10 of 12

           (ii)  Shared power to vote or to direct the vote of  2,458 Units;
           (iii) Sole power to dispose or to direct the disposition of 2,458 Units; and
           (iv)  Shared power to dispose or to direct the disposition of:
                 2,458 Units.

           Individual beneficial ownership for each Reporting Person is listed on the cover pages.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                                        11 of 12

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G/A is filed jointly on behalf of each of MOHI, MLI 110, MLI 104, MAIP, Harmony Group, First Equity, Bryan E. Gordon and Ronald M. Dickerman.

Dated as of:  February 14, 2002

MADISON/OHI LIQUIDITY INVESTORS, LLC     MADISON LIQUIDITY INVESTORS 110,
By: The Harmony Group II, LLC            LLC
    Its Managing Member                  By: Madison/OHI Liquidity Investors,
                                             LLC, Its Managing Member
                                         By: The Harmony Group II, LLC
                                             Its Managing Member
By:      /s/ Bryan E. Gordon
   -----------------------------------
     Bryan E. Gordon, Managing Director  By:    /s/ Bryan E. Gordon
                                            ------------------------------------
                                            Bryan E. Gordon, Managing Director


MADISON LIQUIDITY INVESTORS               MADISON AVENUE INVESTMENT PARTNERS,
104, LLC                                  LLC
By: Madison/OHI Liquidity Investors, LLC  By:  The Harmony Group II, LLC
    Its Managing Member                        Its Managing Member
By: The Harmony Group II, LLC
    Its Managing Member                   By:      /s/ Bryan E. Gordon
                                            ------------------------------------
By:      /s/ Bryan E. Gordon                Bryan E. Gordon, Managing Director
   ------------------------------------
     Bryan E. Gordon, Managing Director


FIRST EQUITY REALTY, LLC                    THE HARMONY GROUP II, LLC


By:      /s/ Ronald M. Dickerman            By: /s/ Bryan E. Gordon
   ---------------------------------            --------------------------------
   Ronald M. Dickerman, Managing Director     Bryan E. Gordon, Managing Director


   /s/ Ronald M. Dickerman                      /s/ Bryan E. Gordon
------------------------------------          ----------------------------------
Ronald M. Dickerman                           Bryan E. Gordon

                                                                        12 of 12